                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                          JACK CARL/312-FUTURES, INC.
                      ------------------------------------
                                (Name of Issuer)

                   COMMON STOCK AND CLASS A PREFERRED STOCK
                   -----------------------------------------
                        (Title of Class of Securities)

                                  466350-30-3
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 4
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-----------------------                                  ---------------------
 CUSIP NO. 466350-30-3               13G                   PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lee S. Casty                  ###-##-####

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            16,164,453 Shares of Common Stock;
                          400,000 Shares of Class A Preferred Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             16,164,453 Shares of Common Stock;
                          400,000 Shares of Class A Preferred Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      16,164,453 Shares of Common Stock, 400,000 Shares of Class A Preferred
      Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 48.1% of Common Stock     100% of Class A Preferred Stock

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                SCHEDULE 13-G
                                -------------



Item 1(a)      Name of Issuer:

               Jack Carl/312-Futures, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               200 West Adams Street
               Chicago, Illinois 60606

Item 2(a)      Name of Person Filing:

               Lee S. Casty

Item 2(b)      Address of Principal Business Office:

               French-American Securities, Inc.
               200 West Adams
               Suite 1500
               Chicago, Illinois 60606

Item 2(c)      Citizenship:

               United States

Item 2(d)      Title of Class of Securities:

               Common Stock and Class A Preferred Stock

Item 2(e)      CUSIP Number:

               466350-30-3

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

               Not applicable

Item 4.        Ownership.

               (a) Amount Beneficially Owned:

                   16,164,453 shares of Common Stock and 400,000 shares of Class A Preferred Stock

               (b)  Percent of Class:

                    Approximately 48.1% of Common Stock and 100% of Class A Preferred Stock

               (c)  Number of shares as to which each person has:

                    (i)   sole power to vote or to direct the vote

                          16,164,453 shares of Common Stock;
                          400,000 shares of Class A Preferred Stock

                    (ii)  shared power to vote or to direct the vote

                          None

                    (iii) sole power to dispose or to direct the disposition
                          of

                          16,164,453 shares of Common Stock;
                          400,000 shares of Class A Preferred Stock

                    (iv) shared power to dispose or to direct the disposition of

                          None

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group

               Not Applicable

Item 10.       Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


     SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 1996
-----------------
Date


                        /S/LEE S. CASTY
                        ------------------------------------------------------
                        Signature

                        Lee S. Casty, Beneficial Owner of More Than 10% of the Company's Common Stock and Class A Preferred Stock
                        ------------------------------------------------------
                        Name/Title


                                  Page 4 of 4